ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02015523

Your reference: File No. 82-5089

Our reference:

Date: February 25, 2002

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Rolf Hüppi to give up dual mandate by mid-2002" dated February 25, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

dlw 3/1

Irene Klauer

Enclosure

SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH. D.C. 354 SECTION

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Rolf Hüppi to give up dual mandate by mid-2002

Zurich Financial Services

Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, February 25, 2002 - Zurich Financial Services announced today that Rolf Hüppi has decided to step back as the Group's Chief Executive Officer by mid-2002 and subsequently concentrate on his mandate as Chairman of the Board. Zurich will announce his successor as CEO at the appropriate time.

As previously released, Peter Eckert, as Chief Operating Officer - Group Operations and Business Development, and James Schiro, as Chief Operating Officer - Group Finance, will take over their operational responsibilities as of March 1, 2002.

Also effective March 1, 2002, David L. Wasserman has been appointed to the Group Executive Committee as the new CEO of Zurich's Global Asset Business Division. David L. Wasserman takes over this function from Steven M. Gluckstern, who has decided to pursue other interests outside the Group following the repositioning of the asset management business and the transaction with Deutsche Bank that will lead to the divestment of Scudder.

Rolf Hüppi (1943) joined the Zurich Group in 1963. In 1987 he was appointed Deputy COO, in 1988 COO and in 1991 CEO of the Zurich Group. He was elected to the Board of Directors in 1993 and Chairman of the Board in 1995.

ZURICH
FINANCIAL SERVICES

David L. Wasserman (1954) joined Zurich in 1991 and was named Senior Managing Director of the Zurich Global Asset Business Division in January 2001.

The **Zurich Financial Services Group** (www.zurich.com) is a global leader in integrated financial services, providing its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on the key markets of North America, UK, Switzerland and Europe, as well as selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relation
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com